UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number 001-42132

NOVA MINERALS LIMITED

(Translation of registrant’s name into English)

Suite 5, 242 Hawthorn Road,

Caulfield, Victoria 3161

Australia
+61 3 9537 1238

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

NOVA MINERALS LIMITED

EXPLANATORY NOTE

On January 13, 2025, Nova Minerals Limited (the “Company”) issued 35,007,644 ordinary shares of the Company to Nebari Gold Fund 1, LLP (“Nebari”) upon conversion of US$5,420,934 (A$8,751,911) in principal (including original issue discount and capitalized interest) under the Nebari convertible loan facility (based on a A$0.25 fixed conversion price), which represented full conversion of all amounts due to Nebari from the Company under such facility. The Company did not receive any proceeds upon the aforementioned conversion. The Company relied on the exemption from registration provided by Section 3(a)(9) and/or Section 4(a)(2) of the Securities Act of 1933, as amended for the issuance of the Company’s ordinary shares upon conversion of the Nebari convertible loan facility.

This report on Form 6-K shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MINERALS LIMITED

Date: January 14, 2025	By:	/s/ Craig Bentley

	Name:	Craig Bentley
	Title:	Director of Finance and Compliance and Director

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